Invesco Actively Managed Exchange-Traded Commodity Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

March 18, 2022

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), on behalf of its series, the Invesco Agriculture Commodity Strategy No K-1 ETF, Invesco Base Metals Commodity Strategy No K-1 ETF and Invesco Energy Commodity Strategy No K-1 ETF (the “Funds”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 8 to the Trust’s Registration Statement under the 1933 Act (the “1933 Act”), which was filed on Form N-1A (File Nos. 333-193135 and 811-22927) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-16-762984) on November 8, 2016, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Funds. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 8.

Post-Effective Amendment Nos.	Filing Date
9	January 20, 2017
10	February 17, 2017
13	March 17, 2017
14	April 13, 2017
15	May 12, 2017
16	June 9, 2017
17	July 7, 2017
18	August 4, 2017
19	September 1, 2017
20	September 29, 2017
21	October 27, 2017
22	November 22, 2017
23	December 21, 2017
24	January 19, 2018
25	February 16, 2018
28	March 16, 2018
29	April 13, 2018
30	May 11, 2018
31	June 8, 2018
32	June 29, 2018
33	July 13, 2018
34	August 10, 2018
35	September 7, 2018
36	October 5, 2018
37	November 2, 2018
38	November 30, 2018
39	December 21, 2018
40	January 18, 2019
41	February 15, 2019
44	March 15, 2019
45	April 12, 2019
46	May 10, 2019

47	June 7, 2019
48	July 3, 2019
49	August 1, 2019
50	August 29, 2019
51	September 26, 2019
52	October 24, 2019
53	November 22, 2019
54	December 20, 2019
55	January 17, 2020
56	February 14, 2020
59	March 13, 2020
60	April 9, 2020
62	May 8, 2020
63	May 22, 2020
64	June 19, 2020
65	July 17, 2020
66	August 14, 2020
67	September 10, 2020
68	October 9, 2020
69	November 6, 2020
70	December 4, 2020
71	December 23, 2020
72	January 21, 2021
73	February 19, 2021
75	March 19, 2021
76	April 16, 2021
77	May 14, 2021
78	June 11, 2021
79	July 9, 2021
80	August 6, 2021
81	September 3, 2021
82	October 1, 2021
83	October 29, 2021
84	November 24, 2021
85	December 22, 2021
87	January 20, 2022
88	February 18, 2022

The Trust is making this application for withdrawal of Post-Effective Amendment No. 8 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with Post-Effective Amendment No. 8 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 684-6075.

Sincerely,

/s/ Michael Murphy
Michael Murphy
Assistant Secretary,
Invesco Actively Managed Exchange-Traded Commodity Fund Trust